UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Saratoga Investment Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

80349A 109

(CUSIP Number)

Thomas V. Inglesby

Managing Director

c/o Saratoga Investment Advisors, LLC

535 Madison Avenue

New York, New York 10022

(212)  750-3343

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 80349A 109

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) THOMAS V. INGLESBY

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 269,549

	8	Shared Voting Power 0

	9	Sole Dispositive Power 269,549

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 269,549

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.01%

14	Type of Reporting Person IN

SCHEDULE 13D

Item 1.                                 Security and Issuer

This Schedule 13D (the “Schedule 13D”) is being filed to report the beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of Saratoga Investment Corp., a Maryland corporation (the “Issuer”), by Thomas V. Inglesby (the “Reporting Person”).  The principal executive offices of the Issuer are located at 535 Madison Avenue, New York, NY 10022.

Item 2.                                 Identity and Background

This Schedule 13D is being filed by the Reporting Person, a United States citizen and a managing director at Saratoga Investment Advisors, LLC, the external investment adviser to the Issuer.  The principal business address for the Reporting Person is 535 Madison Avenue, New York, NY 10022.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

Prior to the date of this Schedule 13D, the Reporting Person beneficially owned 230,062 shares of Common Stock.  On October 30, 2013, the Issuer announced that its Board of Directors declared a dividend of $2.65 per share (the “Dividend”) payable on December 27, 2013 to stockholders of record on November 13, 2013.  In connection with the Dividend, the Reporting Person acquired 39,487 shares of Common Stock on December 27, 2013, resulting in the Reporting Person holding 5.01% of the Issuer’s issued and outstanding Common Stock.  Other than the reinvestment of such Dividend, the Reporting Person paid no additional consideration to acquire the shares of Common Stock.

Item 4.                                 Purpose of Transaction

The Reporting Person acquired the shares of Common Stock for investment purposes.

The Reporting Person may acquire shares of Common Stock in the future upon reinvestment of dividends paid by the Issuer.  In addition, the Reporting Person may make further purchases of shares of Common Stock from time to time and may dispose of or sell any or all of the shares of Common Stock held by him at any time.

Item 5.                                 Interest in Securities of the Issuer

(a) See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person. The percentage set forth in Item 13 is based on 5,379,616 shares of Common Stock outstanding, which is the 4,730,116 shares of Common Stock outstanding as of October 15, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 15, 2013, together with the issuance of 649,500 shares of Common Stock in connection with the Dividend.

(b) The Reporting Person has sole voting and dispositive power with respect to all of the shares of Common Stock held by him.

(c)          Other than the acquisition of the Shares described herein on December 27, 2013, the Reporting Person has not effected any transactions in the Issuer’s Common Stock during the past 60 days.

(d)         No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.                                 Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2014

THOMAS V. INGLESBY

	By:	/s/ Thomas V. Inglesby